Banro Corporation
Common Shares
066800103
April 30, 2005


CUSIP 066800103
1. Sprott Asset Management Inc.
   Suite 2700, Royal Bank Plaza South Tower, Toronto, Ontario  M5J 2J1
   Canada

2. n/a

3.

4. Ontario, Canada

5. 1,594,300

6. n/a

7. 1,594,300

8. n/a

9. n/a

10. n/a

11. n/a

12. BD


Item 1
(a) Banro Corporation
(b) 1 First Canadian Place
    100 King St. West
    Toronto, ON
    M5X 1E3
    Canada

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 2700, South Tower
    Royal Bank Plaza
    P.O. Box 27
    Toronto, Ontario  M5J 2J1
    Canada
(c) Canadian
(d) Common Shares
(e) 066800103

Item 3
n/a

Item 4
(a) n/a
(b) n/a
(c) (i) 1,594,300
    (ii) n/a
    (iii) 1,594,300
    (iv)  n/a

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
May 10, 2005
Neal Nenadovic
Chief Financial Officer